Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2017 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric studies of TransCon Growth Hormone, or hGH, and our plans to initiate a Phase 2 study of TransCon Parathyroid Hormone, or PTH;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2017 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are applying our innovative TransCon technology to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technology with clinically validated parent drugs. We currently have three product candidates in clinical development.

Our most advanced product candidate, TransCon hGH, is in development as a once-weekly therapy to treat growth hormone deficiency, or GHD, and related indications. In January 2018, we completed enrollment in the pivotal Phase 3 trial of TransCon hGH, the heiGHt Trial, in pediatric subjects with GHD and the observed aggregate data from the heiGHt Trial continue to demonstrate a safety profile consistent with the published safety profile of the active comparator, Genotropin. We anticipate top-line data from the ongoing heiGHt Trial in the first quarter of 2019. We are also conducting two additional trials, the fliGHt Trial, which evaluates TransCon hGH in pediatric subjects previously treated with daily GH, and the enliGHten Trial, which evaluates long-term safety of TransCon hGH in subjects from both the heiGHt and fliGHt Trials. We believe that TransCon hGH may offer a once-weekly therapy for GHD with comparable safety, efficacy and tolerability to currently approved daily recombinant human growth hormone, also referred to as rhGH or GH. Clinical trials of TransCon hGH in pediatric subjects have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. We have also conducted a clinical trial in adult subjects which will form the basis of designing future clinical research in adult subjects. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, which is designed as a once-daily long-acting injectable prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a Phase 1 trial in healthy subjects in May 2018, the results of which were consistent with our target product profile for TransCon PTH. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe our TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies. In May 2018, we were granted Orphan Drug Designation, or ODD, by the U.S. Food and Drug Administration, of the FDA, for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We plan to initiate the phase 2 trial in patients with hypoparathyroidism in the first quarter of 2019 to evaluate different dosing regimens of TransCon PTH, including with titration of calcium and active Vitamin D supplementation. We also intend to incorporate trial sites in Japan and possibly other Asian countries in our plan phase 3 program for TransCon PTH.

We are also developing TransCon CNP, a long-acting prodrug of C-type natriuretic peptide, as a therapeutic option for achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the FDA. TransCon CNP utilizes our TransCon technology platform to deliver a long-acting C-type natriuretic peptide, or CNP, prodrug as a therapeutic option for achondroplasia and potentially other skeletal disorders. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In May 2018, we initiated dosing of healthy subjects in a Phase 1 clinical trial of TransCon CNP. We reported top-line results from this Phase 1 clinical trial in healthy adult subjects in November 2018, which supported our target product profile for TransCon CNP. The results showed TransCon CNP provided continuous exposure to C-type natriuretic peptide (CNP) with a pharmacokinetic profile designed to maximize efficacy with once-weekly dosing. Additionally, the mean resting blood pressure and heart rate were unchanged from predose levels at all time points in all cohorts. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in the People’s Republic of China, including Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technology, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40,000,000. We believe the Visen partnership supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because the company is being established in China, we believe Visen can effectively develop, manufacture, and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

Additionally, we have developed a pipeline of sustained release prodrug product candidates through strategic collaborations. These include TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

We believe that the effectiveness of our TransCon technology is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates, including our multi-product collaborations with Sanofi and Genentech. We have applied the TransCon technology in combination with parent drugs with clinical proof of concept using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

Our TransCon technology enables us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technology transiently links an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily to more than every six months. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technology, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales.

We had a net loss of €98.1 million for the nine months ended September 30, 2018 and a net loss of €123.9 million for the year ended December 31, 2017. Our total equity was €304.2 million as of September 30, 2018 compared to €187.2 million as of December 31, 2017.

Results of Operations

Comparison of the three months ended September 30, 2018 and 2017 (unaudited):

	Three Months Ended September 30,
	2018	2017
	(EUR’000)
Revenue	20	434
Research and development costs	(31,511)	(29,067)
General and administrative expenses	(6,796)	(2,840)

Operating profit / (loss)	(38,287)	(31,473)
Finance income	4,262	165
Finance expenses	(42)	(2,809)

Profit / (loss) before tax	(34,067)	(34,117)

Tax on profit / (loss) for the period	100	240

Net profit / (loss) for the period	(33,967)	(33,877)

Revenue

The following table summarizes our revenue for the three months ended September 30, 2018 and 2017 (unaudited):

	Three Months Ended September 30,
	2018	2017
	(EUR’000)
Revenue from the rendering of services	20	434

Total revenue	20	434

Total revenue for the three months ended September 30, 2018 was €20 thousand, a decrease of €414 thousand, or 95%, compared to total revenue of €434 thousand for the three months ended September 30, 2017. This change was due to fewer services rendered by us under our collaboration with Genentech.

Research and Development Costs

Research and development costs were €31.5 million for the three months ended September 30, 2018, an increase of €2.4 million, or 8%, compared to €29.1 million for the three months ended September 30, 2017. External development costs related to our TransCon PTH product candidate increased by €1.9 million, including manufacturing costs for our product candidate and device, whereas external development costs related to our TransCon hGH product candidate decreased by €5.8 million, primarily reflecting lower manufacturing costs, partly offset by higher costs of clinical trials. Costs for preparation of the manufacturing of validation batches for the TransCon hGH product candidate increased by €1.8 million compared to the same period of last year. The validation batches are required as part of the regulatory approval process with the FDA, and, as such, are recognized as development costs when incurred, but after potential marketing approval, the products from these validation batches can be used for commercial sales, thereby reducing the costs of sales for the first period after market launch. External development costs for our TransCon CNP product candidate were comparable with the same period of last year, reflecting increasing clinical study costs and decreasing preclinical costs, consistent with the progress of this product candidate into the clinical development phase. Other research and development costs increased by approximately €6.3 million, primarily driven by an increase in personnel costs of €4.0 million due to a higher number of employees in research and development functions, an increase in facility and IT costs allocated to research and development of €1.2 million and an increase in costs for patent protection of €0.4 million, as well as general increases due to the growth in headcount and activities. Research and development costs included non-cash share-based payment of €2.0 million for the three months ended September 30, 2018, compared to €0.9 million for the three months ended September 30, 2017.

General and Administrative Expenses

General and administrative expenses were €6.8 million for the three months ended September 30, 2018, an increase of €4.0 million, or 139%, compared to general and administrative expenses of €2.8 million for the three months ended September 30, 2017. The increase is primarily due to an increase in personnel costs of €2.1 million for additional administrative personnel. Other general and administrative expenses increased by €0.7 million due to the initial costs of preparing to become a commercial organization and a general increase in operating activities. General and administrative expenses included non-cash share-based payment of €1.9 million for the three months ended September 30, 2018, compared to €1.0 million for the three months ended September 30, 2017.

Finance Income and Finance Expenses

Finance income was €4.3 million for the three months ended September 30, 2018, an increase of €4.1 million compared to €0.2 million for the three months ended September 30, 2017. Finance expenses were €42 thousand for the three months ended September 30, 2018, a decrease of €2.8 million compared to the same period of 2017. The €6.9 million increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended September 30, 2018, primarily affecting our cash position maintained in U.S. Dollars, which was significantly higher compared to the same period last year.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the three months ended September 30, 2018 was a net credit of €100 thousand compared to a net credit of €240 thousand for the three months ended September 30, 2017. Taxes for the three months ended September 30, 2018 were comprised of an estimated tax credit of €185 thousand in the group of Danish companies partly offset by tax payments of €85 thousand in our U.S. and German subsidiaries. Taxes for the three months ended September 30, 2017 were comprised of an estimated tax credit of €188 thousand in the group of Danish companies and a tax credit of €138 thousand in our U.S. subsidiary, partly offset by tax expenses of €87 thousand in our German subsidiary.

Comparison of the nine months ended September 30, 2018 and 2017 (unaudited):

	Nine Months Ended September 30,
	2018	2017
	(EUR’000)
Revenue	66	1,250
Research and development costs	(102,286)	(71,555)
General and administrative expenses	(16,684)	(9,396)

Operating profit / (loss)	(118,904)	(79,701)
Finance income	20,532	453
Finance expenses	(53)	(10,765)

Profit / (loss) before tax	(98,425)	(90,013)

Tax on profit / (loss) for the period	306	291

Net profit / (loss) for the period	(98,119)	(89,722)

Revenue

The following table summarizes our revenue for the nine months ended September 30, 2018 and 2017 (unaudited):

	Nine Months Ended September 30,
	2018	2017
	(EUR’000)
Revenue from the rendering of services	66	1,250

Total revenue	66	1,250

Total revenue for the nine months ended September 30, 2018 was €0.1 million, a decrease of €1.2 million, or 95%, compared to total revenue of €1.3 million for the nine months ended September 30, 2017. This change was due to fewer services rendered by us under our collaboration with Genentech.

Research and Development Costs

Research and development costs were €102.3 million for the nine months ended September 30, 2018, an increase of €30.7 million, or 43%, compared to €71.6 million for the nine months ended September 30, 2017. The increase was primarily attributable to a €10.3 million increase in external development costs related to our TransCon hGH product candidate, including costs for preparation of the manufacturing of validation batches, or process performance qualification batches, and increasing costs of the ongoing clinical trials for this product candidate. External development costs related to our TransCon PTH and TransCon CNP projects increased by €5.7 million and €1.8 million, respectively, reflecting the continued development and progress with these two product candidates. Other research and development costs increased by approximately €12.9 million, primarily driven by an increase in personnel costs of €9.3 million due to a higher number of employees in research and development functions, but also reflecting increasing costs to recruitment, travel, facilities and IT allocated to research and development due to the growth in headcount and increasing activities, and increasing costs for patent protection. Research and development costs included non-cash share-based payment of €6.3 million for the nine months ended September 30, 2018, compared to €3.3 million for the nine months ended September 30, 2017.

General and Administrative Expenses

General and administrative expenses were €16.7 million for the nine months ended September 30, 2018, an increase of €7.3 million, or 78%, compared to general and administrative expenses of €9.4 million for the nine months ended September 30, 2017. The increase is primarily due to €5.0 million higher personnel costs for additional administrative personnel, €0.8 million in initial costs of preparing to become a commercial organization, and €0.9 million higher professional fees, including recruitment costs, legal and audit costs. General and administrative expenses included non-cash share-based payment of €6.5 million for the nine months ended September 30, 2018, compared to €3.6 million for the nine months ended September 30, 2017.

Finance Income and Finance Expenses

Finance income was €20.5 million for the nine months ended September 30, 2018, an increase of €20.0 million compared to €0.5 million for the nine months ended September 30, 2017. Finance expenses were €53 thousand for the nine months ended September 30, 2018, a decrease of €10.7 million compared to €10.8 million in the same period of 2017. The €30.7 million increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the nine months ended September 30, 2018, primarily affecting our cash position maintained in U.S. Dollars, which was significantly higher compared to the same period last year.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the nine months ended September 30, 2018 was a net credit of €0.3 million, which was similar to the same period in 2017. Taxes for the nine months ended September 30, 2018 were comprised of an estimated tax credit of €0.6 million in the group of Danish companies partly offset by tax expenses of €0.3 million in our U.S. and German subsidiaries. Taxes for the nine months ended September 30, 2017 were comprised of an estimated tax credit of €0.5 million in the group of Danish companies partly offset by tax expenses of €0.2 million in our German and U.S. subsidiaries.

Liquidity and Capital Resources

As of September 30, 2018, we had cash and cash equivalents totaling €310.3 million compared to €195.4 million as of December 31, 2017. Since our formation, we have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million at such date). In 2016, we completed a follow-on public offering of American Depositary Shares, or ADSs, with net proceeds of $127.1 million (or €116.6 million) and in 2017, we completed a follow-on public offering of ADSs, with net proceeds of $145.2 million (or €123.1 million). In February 2018, we completed a follow-on public offering of ADSs, with net proceeds of $242.5 million (or €196.9 million), including the exercise in full of the underwriters’ option to purchase additional ADSs. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2018 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•

the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•

the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•

our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited nine month periods ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
	(EUR’000)
Cash flows from / (used in) operating activities	(103,240)	(70,942)
Cash flows from / (used in) investing activities	(1,587)	(706)
Cash flows from / (used in) financing activities	202,342	108,295

Net increase / (decrease) in cash and cash equivalents	97,515	36,647

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2018 was €103.2 million compared to €70.9 million for the nine months ended September 30, 2017. The net loss for the nine months ended September 30, 2018 of €98.1 million included non-cash charges of €0.6 million for depreciation and €12.8 million for share-based payment. Net finance income of €20.5 million, primarily comprising exchange rate adjustments, and net tax credits of €0.3 million, were reversed. The net change in working capital contributed negatively to cash flow by €0.4 million, comprising a €7.2 million increase in trade payables and other payables, offset by a €5.5 million increase in prepayments, a €1.2 million increase in trade receivables and other receivables and a €0.9 million increase in deposits. We received net finance income of €3.0 million and paid income taxes of €0.4 million in the nine months ended September 30, 2018.

Net cash used in operating activities for the nine months ended September 30, 2017 was €70.9 million. The net loss for the nine months ended September 30, 2017 of €89.7 million included non-cash charges of €0.5 million for depreciation and €6.9 million for share-based payment. Net finance expenses, primarily comprising exchange rate adjustments, of €10.3 million and net tax credits of €0.3 million, were reversed. The net change in working capital contributed positively to cash flow by €1.2 million, primarily comprising a €6.6 million increase in trade payables and other payables, partly offset by an increase in prepayments and trade receivables of €5.4 million. We received net finance income of €0.4 million and paid income taxes of €0.2 million in the nine months ended September 30, 2017.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2018 of €1.6 million were related to acquisition of property, plant and equipment, primarily furniture and equipment for use in our new offices in Denmark and in the United States, and equipment for use in the laboratories of our German facility.

Cash flows used in investing activities for the nine months ended September 30, 2017 of €0.7 million were primarily related to acquisition of equipment for use in the laboratories of our German facility, but also comprising acquisitions of furniture and equipment for expanding our offices in Denmark and in the United States.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2018 of €202.3 million were comprised of €196.9 million in net proceeds from our follow-on public offering of ADSs completed in February 2018 and €5.4 million in proceeds from exercise of warrants in April, June and September 2018.

Cash flows from financing activities for the nine months ended September 30, 2017 of €108.3 million were related to our follow-on public offering of ADSs completed in September 2017 in which we raised net proceeds of €107.1 million and exercise of warrants in March, August and September 2017, in which we raised €1.2 million.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on public offerings in October 2016, September 2017, and February 2018 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed. While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. Accordingly, we have made no provision for doubtful accounts. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.